

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Raymond Tesi, M.D.
Chief Executive Officer
Inmune Bio, Inc.
1200 Prospect Street, Suite 525
La Jolla, CA 92037

Re: Inmune Bio, Inc.
Registration Statement on Form S-3
Filed March 12, 2021
File No. 333-254221

Dear Dr. Tesi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas A. Rose, Esq.